                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           WALT DISNEY INTERNET GROUP*
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    254687205
                                 (CUSIP Number)

                                JANUARY 31, 2001
             (Date of Event Which Requires Filing of this Statement)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

                                [X] RULE 13d-1(b)
                                [ ] RULE 13d-1(c)
                                [ ] RULE 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254687205                 13G

1.   NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above
     Person)

     Waddell & Reed Investment Management Company Tax No. 48-1106973

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER                  4,328,550  (See Item 4)

     6.   SHARED VOTING POWER                0

     7.   SOLE DISPOSITIVE POWER             4,328,550  (See Item 4)

     8.   SHARED DISPOSITIVE POWER           0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  4,328,550  (See Item 4)

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES:  [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.0%

12.  TYPE OF PERSON REPORTING: IA

CUSIP No. 254687205                 13G

1.   NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above
     Person)

     Waddell & Reed, Inc.  Tax ID No. 43-1235675

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER                  4,328,550  (See Item 4)

     6.   SHARED VOTING POWER                0

     7.   SOLE DISPOSITIVE POWER             4,328,550  (See Item 4)

     8.   SHARED DISPOSITIVE POWER           0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  4,328,550  (See Item 4)

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES:  [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.0%

12.  TYPE OF PERSON REPORTING:  BD

CUSIP No. 254687205                 13G

1.   NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above
     Person)

     Waddell & Reed Financial Services, Inc.  Tax ID No. 43-1414157

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER                  4,328,550  (See Item 4)

     6.   SHARED VOTING POWER                0

     7.   SOLE DISPOSITIVE POWER             4,328,550  (See Item 4)

     8.   SHARED DISPOSITIVE POWER           0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  4,328,550  (See Item 4)

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES:  [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.0%

12.  TYPE OF PERSON REPORTING: HC

CUSIP No. 254687205                 13G

1.   NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above
     Person)

     Waddell & Reed Financial, Inc.  Tax ID No. 51-0261715

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER                  4,328,550  (See Item 4)

     6.   SHARED VOTING POWER                0

     7.   SOLE DISPOSITIVE POWER             4,328,550  (See Item 4)

     8.   SHARED DISPOSITIVE POWER           0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  4,328,550  (See Item 4)

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES:  [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.0%

12.  TYPE OF PERSON REPORTING:  HC

ITEM 1(a):     NAME OF ISSUER:  Walt Disney Internet Group

ITEM 1(b):     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               5161 Lankershim Blvd.
               North Hollywood, CA 91601

ITEM 2(a):     NAME OF PERSON FILING:

               (i)   Waddell & Reed Financial, Inc.
               (ii)  Waddell & Reed Financial Services, Inc.
               (iii) Waddell & Reed, Inc.
               (iv)  Waddell & Reed Investment Management Company

ITEM 2(b):     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               (i)-(iv):  6300 Lamar Avenue
                          Overland Park, KS  66202

ITEM 2(c):     CITIZENSHIP:

               (i), (iii): Delaware
               (ii):  Missouri
               (iv):  Kansas

ITEM 2(d):     TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e):     CUSIP NUMBER:  254687205

ITEM 3:        The reporting person is:

               (i) Waddell & Reed Financial, Inc., a parent holding company in accordance with Reg. 240.13d-1(b)(1)(ii)(G);
               (ii) Waddell & Reed Financial Services, Inc., a parent holding company in accordance with
                      Reg. 240.13d-1(b)(1)(ii)(G);
               (iii) Waddell & Reed, Inc., a broker-dealer in accordance with Reg. 240.13d-1(b)(1)(ii)(A); and
               (iv) Waddell & Reed Investment Management Company, an investment advisor in accordance with
                      Reg. 240.13d-1(b)(1)(ii)(E).

ITEM 4:        OWNERSHIP

               The securities reported on herein are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by Waddell & Reed Investment Management Company ("WRIMCO"), an investment advisory subsidiary of

Waddell & Reed, Inc. ("WRI"). WRI is a broker-dealer and underwriting subsidiary of Waddell & Reed Financial Services, Inc., a parent holding company ("WRFSI"). In turn, WRFSI is a subsidiary of Waddell & Reed Financial, Inc., a publicly traded company ("WDR"). The investment advisory contracts grant WRIMCO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant WRIMCO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, WRIMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Securities Exchange Act of 1934 (the "1934 Act").

               WRIMCO, WRI, WRFSI and WDR are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act. Indirect "beneficial ownership" is attributed to the respective parent companies solely because of the parent companies' control relationship to WRIMCO.

                    (a)  Amount beneficially owned: 4,328,550

                    (b)  Percent of class:  10.0%

                    (c)  Number of shares as to which the person has:

                         (i)   Sole voting power to vote or to direct the vote:

                               WDR: 4,328,550 (indirect)
                               WRFSI: 4,328,550 (indirect)
                               WRI: 4,328,550 (indirect)
                               WRIMCO: 4,328,550 (direct)

                         (ii)  Shared power to vote or to direct the vote:  0

                         (iii) Sole power to dispose or to direct the
                               disposition of:

                               WDR: 4,328,550 (indirect)
                               WRFSI: 4,328,550 (indirect)
                               WRI: 4,328,550 (indirect)
                               WRIMCO: 4,328,550 (direct)

                         (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5:        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

ITEM 6:        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               The clients of WRIMCO, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive dividends from as well as the proceeds from the sale of such securities.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               See Attached Exhibit 2.

ITEM 8:        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable.

ITEM 9:        NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable.

ITEM 10:       CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 9, 2001


Waddell & Reed Financial, Inc.      Waddell & Reed Financial Services, Inc.

By: /s/ Daniel C. Schulte           By: /s/ Wendy J. Hills

Name: Daniel C. Schulte             Name: Wendy J. Hills
Title:  Vice President              Title: Attorney-In-Fact


Waddell & Reed, Inc.                Waddell & Reed Investment Management Company

By:  /s/ Wendy J. Hills             By:  /s/ Wendy J. Hills

Name: Wendy J. Hills                Name: Wendy J. Hills
Title: Attorney-In-Fact             Title: Attorney-In-Fact

                                  EXHIBIT INDEX


Exhibit
   No.         Description
   1           Joint Filing Agreement

   2           Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent Holding
               Company

   3           Power of Attorney